UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)

NOVITRON INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, $.01 par value per share
(Title of Class of Securities)

670088103
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1902 Downey Street
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
Telephone No.: 540-633-7971
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:
John Owen Gwathmey, Esq.
Hunton & Williams
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219

August 21, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subjectof this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), (f) or (g), check the following box ☐.

Page 1 of 9 Pages

SCHEDULE 13D

CUSIP NO. 670088103	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Randal J. Kirk

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7.	SOLE VOTING POWER 488,982

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 99,801

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 488,982

	10.	SHARED DISPOSITIVE POWER 99,801

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,783

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 670088103	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). RJK, L.L.C. I.R.S. Identification No.: 54-1816015

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

	7.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 99,801

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 99,801

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,801

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%

14.	TYPE OF REPORTING PERSON OO-limited liability company

This Amendment No. 10 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999, as amended by Amendment No. 1 dated March 10, 2000 and filed on March 15, 2000, Amendment No. 2 dated June 8, 2000 and filed on June 9, 2000, Amendment No. 3 dated December 31, 2000 and filed on January 8, 2001, Amendment No. 4 dated February 7, 2001 and filed on March 1, 2001, Amendment No. 5 dated June 6, 2001 and filed on June 8, 2001, Amendment No. 6 dated June 25, 2001 and filed on June 26, 2001, Amendment No. 7 dated September 6, 2001 and filed on September 7, 2001, Amendment No. 8 dated October 23, 2001 and filed on October 26, 2001 and Amendment No. 9 dated October 26, 2001 and filed on October 30, 2001 (the “Original Schedule 13D”), relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Novitron International, Inc., a Delaware corporation (the “Issuer”). Mr. Randal J. Kirk (“Mr. Kirk”) and RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk (“RJK” and, together with Mr. Kirk, the “Reporting Persons”), are filing this Amendment to update the information in the Original Schedule 13D with respect to the beneficial ownership of the Common Stock by the Reporting Persons. As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk: Kirkfield, L.L.C., a Virginia limited liability company (“Kirkfield”), and Zhong Mei, L.L.C., a Virginia limited liability company (“Zhong Mei”).

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

“During the period commencing October 30, 2001 and ending August 21, 2002, Mr. Kirk used approximately $36,230 of personal funds to purchase 5,600 shares of Common Stock.”

Item 4.    Source and Amount of Funds or Other Consideration.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

“On August 21, 2002, Landmark Scientific, Inc., a Delaware corporation that is controlled by Mr. Kirk (“Landmark”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and a wholly owned subsidiary of the Issuer, Spectran Holdings, Inc., a Delaware corporation (“Mergersub”). The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The following summary of certain terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement.

The Merger Agreement contemplates the merger of Mergersub with and into Landmark (the “Merger”) such that Landmark will be the surviving corporation and a wholly owned subsidiary of the Issuer. The Merger is subject to certain conditions precedent, including obtaining the requisite approval of 66 2/3% of the Issuer’s outstanding voting stock that is not owned by Mr. Kirk or any of his affiliates. The Merger Agreement provides that as of the effective time of the Merger, each issued and outstanding share of Landmark common stock will be converted into the right to receive 25 shares of Common Stock. If the Merger is

Page 4 of 9 Pages

consummated, and taking into account the 25% stock dividend declared by the Issuer’s board of directors payable on September 10, 2002 to stockholders of record on August 26, 2002, the Reporting Persons will own approximately 922,285 shares of Common Stock, representing approximately 43.7% of the approximately 2,112,515 shares that will be outstanding immediately after the effective time of the Merger. The number of shares of Common Stock outstanding immediately after the effective time of the Merger in the preceding sentence assumes that (i) prior to the consummation of the Merger, no shares of Common Stock will be issued by the Issuer except upon payment of the 25% stock dividend, (ii) the Merger is consummated after the 25% stock dividend is paid by the Issuer, (iii) no Landmark stockholders exercise appraisal rights in connection with the Merger, and (iv) all outstanding shares of Landmark common stock are converted into shares of Common Stock pursuant to the Merger).

The Merger Agreement also provides that Mr. Kirk will be nominated as a director of the Issuer for election at the special meeting of the Issuer’s stockholders to be held to approve the Merger Agreement. The election of Mr. Kirk as a director will require the affirmative vote of a plurality of the votes of the Issuer’s shares present in person or represented by proxy at the special meeting and entitled to vote on the election of directors.

In addition, the Merger Agreement provides that Mr. Kirk, RJK, Kirkfield and Zhong Mei (collectively, the “Kirk Stockholders”) will enter into a Governance Agreement (the “Governance Agreement”) with Israel M. Stein, M.D., the Chairman of the Board and President of the Issuer, and Dr. Stein’s wife, Ellen Z. Stein (together, the “Steins”), in the form attached as an exhibit to the Merger Agreement. The execution and delivery of the Governance Agreement is a condition precedent to each party’s obligation to consummate the Merger pursuant to the Merger Agreement, and the parties to the Merger Agreement contemplate that the Governance Agreement will be entered into immediately prior to the effective time of the Merger. The form of Governance Agreement is attached hereto as Exhibit 9.1 and is incorporated herein by reference. The following summary of certain terms of the form of Governance Agreement is qualified in its entirety by reference to the form of Governance Agreement.

The form of Governance Agreement provides that, for a period of three years following the date of the Governance Agreement, each of the Kirk Stockholders, on the one hand, and the Steins, on the other hand, will vote their shares of Common Stock at all meetings of the Issuer’s stockholders or whenever members of the board of directors are to be elected by written consent for two individuals nominated for election to the Issuer’s board of directors by the Kirk Stockholders and two individuals nominated for election to the Issuer’s board of directors by the Steins. The form of Governance Agreement further provides that if the beneficial ownership of shares of Common Stock of the Kirk Stockholders (collectively) or the Steins (collectively) as a percentage of all issued and outstanding shares of Common Stock falls below (A) 25%, then the Kirk Stockholders or the Steins, as applicable, shall have the right to nominate only one director, or (B) 15%, then the Kirk Stockholders or the Steins, as applicable, shall no longer have the right to nominate any directors.

The form of Governance Agreement also has a one-year standstill provision with respect to the acquisition of additional securities of the Issuer and certain control-related activities by the Kirk Stockholders and the Steins. The form of Governance Agreement provides that, except as contemplated by the Merger Agreement and the Governance Agreement, until the expiration of

Page 5 of 9 Pages

one year from the date of the Governance Agreement, each of the Kirk Stockholders, on the one hand, and the Steins, on the other hand, shall not, without the prior written approval of the other party, (i) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any securities or property of the Issuer or any of its subsidiaries; provided, however, that notwithstanding the foregoing, either the Kirk Stockholders or the Steins may, without the prior written approval of the other party, acquire up to an additional 2.0% of the issued and outstanding securities of the Issuer not already owned by such party as of the date of the Governance Agreement, (ii) propose to enter into, directly or indirectly, any merger or business combination involving the Issuer or any of its subsidiaries or to purchase, directly or indirectly, a material portion of the assets of the Issuer or any of its subsidiaries, (iii) make, or in any way participate, directly or indirectly, in any “solicitations” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Issuer or any of its subsidiaries, (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of the Issuer or any of its subsidiaries, (v) disclose any intention, plan or arrangement inconsistent with the foregoing, (vi) advise, assist or encourage any other persons in connection with any of the foregoing or (vii) enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any other person (other than bona fide debt financing sources and financial advisors who are not equity participants or any discussions or negotiations by an officer of the Issuer on behalf of the Issuer, and subject to approval of the Issuer’s board of directors) regarding the possible purchase or sale of any stock or assets of the Issuer or any of its subsidiaries, or make any equity investment in any other person that makes, or offers or proposes to make, any such purchase.”

Item 5.    Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

“The aggregate number and percentage of shares of Common Stock to which this statement relates is 588,783 shares, representing 39.5% of the 1,490,012 shares outstanding as of August 21, 2002, as disclosed by the Issuer in the Merger Agreement. Mr. Kirk directly beneficially owns 423,469 of the shares to which this statement relates. Kirkfield, RJK and Zhong Mei directly beneficially own 56,230, 99,801 and 9,283 shares, respectively, to which this statement relates. Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Kirkfield, RJK and Zhong Mei.”

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

“The following table lists all transactions in shares of Common Stock by the Reporting Persons that were effected during the period from October 30, 2001, the date on which Amendment No. 9 to this statement was originally filed with the Securities and Exchange Commission, through August 21, 2002. Unless otherwise indicated, all such transactions were effected on The Nasdaq SmallCap Market.

Page 6 of 9 Pages

Reporting Person	Date	Shares Purchased (Sold)	Average Price Per Share*
Mr. Kirk	12/20/01	3,700	$6.50
Mr. Kirk	12/28/01	200	$6.50
Mr. Kirk	12/31/01	1,200	$6.50
Mr. Kirk	1/3/02	500	$6.00

* Price excludes commission.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

“Except as otherwise described in Items 4 and 6 of this statement, to the best knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7.    Material to be Filed as Exhibits.

The following document is being filed as an exhibit to this Amendment and is incorporated herein by reference:

Exhibit 2.1
Agreement and Plan of Merger, dated as of August 21, 2002, by and among Novitron International, Inc., Spectran Holdings, Inc., Landmark Scientific, Inc. and Randal J. Kirk, in his capacity as representative of the stockholders of Landmark Scientific, Inc. for the limited purposes described therein.

Exhibit 9.1	Form of Governance Agreement by and between Randal J. Kirk, RJK, L.L.C., Kirkfield, L.L.C. and Zhong Mei, L.L.C., on the one hand, and Israel M. Stein, M.D. and Ellen Z. Stein, on the other hand.
Exhibit 99.1
Joint Filing Agreement (previously filed as Exhibit 99.1 to Amendment No. 4 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2001 and incorporated herein by reference).

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

By:	/s/ RANDAL J. KIRK
Randal J. Kirk

Date: August 21, 2002

RJK, L.L.C.

By:	/s/ RANDAL J. KIRK
Randal J. Kirk Manager

Date: August 21, 2002

Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit

Exhibit 2.1
Agreement and Plan of Merger, dated as of August 21, 2002, by and among Novitron International, Inc., Spectran Holdings, Inc., Landmark Scientific, Inc. and Randal J. Kirk, in his capacity as representative of the stockholders of Landmark Scientific, Inc. for the limited purposes described therein.

Exhibit 9.1	Form of Governance Agreement by and between Randal J. Kirk, RJK, L.L.C., Kirkfield, L.L.C. and Zhong Mei, L.L.C., on the one hand, and Israel M. Stein, M.D. and Ellen Z. Stein, on the other hand.

Exhibit 99.1
Joint Filing Agreement (previously filed as Exhibit 99.1 to Amendment No. 4 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2001 and incorporated herein by reference).

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